Envoy Communications Group Inc.

1st Quarter Report 2005

Dear Shareholders,

Envoy’s first quarter results for fiscal 2005 improved significantly, exceeding expectations and budget. Revenues increased to $10.0 million, an increase of 10.5% over the same period a year ago. Envoy earned $0.03 per share fully diluted (after giving effect to the reverse stock split).

Envoy’s North American operations had good results for the quarter, well above budget. The results in the United Kingdom were slightly below expectations. Envoy anticipates the UK operations to pick up significantly for the balance of the year.

Envoy entered into an agreement to acquire a majority stake in Parker Williams, a leading brand development and packaging design company in the United Kingdom. Parker Williams is anticipated to close and begin to positively impact Envoy’s results in the second quarter.

Envoy was awarded $13 million of new business contracts during the first quarter of fiscal 2005. We expect this new business to result in an increase in revenue of an estimated $4.5 million in fiscal 2005, compared to fiscal 2004.

It has been an excellent start to fiscal 2005. Traditionally Envoy’s results are stronger in the later quarters. Envoy’s management is holding the previously announced guidance of $0.20 per share (after giving effect to the reverse stock split) for the year.

Envoy’s priority is to build shareholder value in fiscal 2005 through solid operational results and executing its acquisition and investment plan. Envoy’s management team is excited and confident about the future.

Geoffrey B. Genovese
President, Chairman & CEO

Envoy Communications Group Inc.
Consolidated Balance Sheets
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

As at:		December 31	September 30
		2004	2004

Assets

Current
Cash		$4,508,032	$4,643,263
Investments	note 2	33,324,677	36,260,796
Accounts receivable		16,181,866	15,793,735
Future income taxes		1,266,598	1,500,000
Prepaid expenses		934,766	1,060,970

		56,215,939	59,258,764

Investments	note 2	10,656,206	10,459,255
Capital assets	note 5	5,567,539	5,229,232
Goodwill	note 5	10,337,990	10,216,101
Other assets		1,000	34,377
Future income taxes		3,567,257	3,681,798

		$86,345,931	$88,879,527

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities		$8,419,855	$8,682,417
Income taxes payable		268,128	485,217
Deferred revenue		1,664,236	2,051,197
Amounts collected in excess of pass-through costs incurred		167,988	110,673
Current portion of long-term debt	note 3	179,277	297,294

		10,699,484	11,626,798

Long-term debt		330,215	361,230

		11,029,699	11,988,028

Shareholders’ equity
Share capital	note 6	113,666,220	117,447,261
Contributed surplus	note 7	2,129,193	726,554
Warrants		6,542,456	6,542,456
Deficit		(47,697,647)	(48,344,277)
Stock based compensation	note 9	569,049	445,641
Cumulative translation adjustment		106,961	73,864

		75,316,232	76,891,499

		$86,345,931	$88,879,527

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Operations
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:		December 31	December 31
		2004	2003

Net revenue	note 5	$9,988,634	$9,041,704

Operating expenses:

Salaries and benefits	note 9	6,771,400	5,819,756
General and administrative		1,819,916	1,807,164
Occupancy costs		941,267	692,471

		9,532,583	8,319,391

Depreciation		583,437	577,202

Investment earnings	note 2	(1,015,517)	—

Accreted interest imputed on warrants and debentures	note 4	—	250,881

Interest expense and financing costs	note 4	8,099	387,128

		9,108,602	9,534,602

Income (loss) before income taxes and discontinued operations		880,032	(492,898)

Income tax expense		233,402	—

Income (loss) from continuing operations		646,630	(492,898)

Income from discontinued operations, net of income taxes	note 8	—	434

Net earnings (loss)		646,630	(492,464)

Earnings (loss) per share (after giving effect to the reverse stock split)
Basic		$0.03	$(0.06)
Diluted		$0.03	$(0.06)

Weighted average number of common shares outstanding
Before giving effect to the reverse stock split		115,363,377	40,242,880
After giving effect to the reverse stock split	note 10	23,072,675	8,048,576

Envoy Communications Group Inc.
Consolidated Statements of Deficit
Unaudited — Prepared by Management
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2004	2003

Deficit, beginning of period	(48,344,277)	(45,237,473)

Net earnings (loss)	646,630	(492,464)

Deficit, end of period	$(47,697,647)	$(45,729,937)

See accompanying notes to consolidated financial statements.

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Unaudited — Prepared by Management)
(Expressed In Canadian dollars)

For the three months ended:	December 31	December 31
	2004	2003

Cash flows from operating activities:

Income (loss) from continuing operations	$646,630	$(492,898)

Items not involving cash:
Future income taxes	347,943	9,676
Depreciation	583,437	577,202
Amortization of deferred financing charges	—	21,110
Convertible debentures accretion	—	126,273
Stock based compensation	123,408	124,608

Net change in non-cash working capital balances:
Accounts receivable	(388,131)	755,589
Investments	(813,881)	—
Prepaid expenses	126,204	138,959
Accounts payable and accrued liabilities	(262,562)	(331,220)
Income taxes payable/recoverable	(217,089)	(174,586)
Deferred revenue	(386,961)	860,792
Amounts collected in excess of pass-through costs incurred	57,315	177,769
Other	33,378	381,316

Net cash (used in) provided by operating activities	(150,309)	2,174,590

Cash flows from financing activities:
Long-term debt borrowings	—	4,405,767
Long-term debt repayments	(149,032)	(287,460)
Short term bank facility repayment	—	(5,815,746)
Redemption of common shares	(2,378,402)	—
Issuance of convertible debentures	—	80,834
Issuance of common shares, net of share issue costs	—	(142,932)

Net cash used in financing activities	(2,527,434)	(1,759,538)

Cash flows from investing activities:
Investments	3,750,000	—
Purchase of capital assets	(1,033,801)	(249,292)

Net cash provided by (used in) investing activities	2,716,199	(249,292)

Change in cash balance due to foreign exchange	(173,687)	(291,953)

Cash flows from continuing operations	(135,231)	(126,192)

Cash flows from discontinued operations	—	(337,374)

Net change in cash	(135,231)	(463,566)

Cash, beginning of period	4,643,263	2,010,737

Cash, end of period	$4,508,032	1,547,171

Supplemental cash flow information:
Interest paid	$8,099	577,654
Income taxes paid	174,090	$433,350

1.	Basis of Presentation

(a)	These interim consolidated financial statements have not been audited or reviewed by our external auditors. They have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. These interim financial statements do not include all the note disclosure required for annual financial statements and therefore should be read in conjunction with Envoy’s annual consolidated financial statements for the year ended September 30, 2004. The significant accounting policies follow that of the most recently reported annual financial statements.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

2.	Investments

	December 31	September 30
	2004	2004

Short term
Cost	$33,171,803	$36,144,879
Accrued interest and amortized discount	152,874	115,917

	33,324,677	36,260,796

Long term
Cost	10,555,466	10,285,563
Accrued interest	100,740	173,692

	10,656,206	10,459,255

	$43,980,883	$46,720,051

The net proceeds from the public offering in fiscal 2004 have been placed in a portfolio managed by an external adviser, and will be drawn to fund acquisitions and business operations as required. The portfolio is invested in marketable securities, including discount notes, fixed income securities and common shares. All financial instruments held in the portfolio are traded in active and liquid markets, and the fair market value of the portfolio was determined by using the closing market prices at December 31, 2004 of the individual financial instruments.

The fair value of the short term and long term investments at December 31, 2004 was $33,498,687 and $10,584,420, (at September 30, 2004, $36,183,729 and $10,421,139), respectively. The investment portfolio earned $1,015,517 in the first quarter of fiscal 2005, (first quarter of fiscal 2004 — $nil), after deducting portfolio management and custody fees.

3.	Long term debt

	December 31	September 30
	2004	2004

Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	$380,681	$403,676

Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest. The loan was repaid early	—	25,389

Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	—	18,101

Capital leases, 8.6% to 14% over the lease period, repayable in monthly instalments of $36,273 principal and interest, due between January 2005 and January 2006	128,811	211,358

	509,492	658,524

Less current portion	179,277	297,294

	$330,215	$361,230

4.	Interest and financing costs

Interest and financing costs for the three months ending December 31, comprised the following:

	December 31	December 31
For the three months ended:	2004	2003

Cash interest paid on credit facility, landlord loans and capital leases	$8,099	$210,907

Financing fees on credit facility	—	79,152

Cash interest paid on convertible debentures and amortization of debenture issue costs	—	97,069

	8,099	387,128

Accreted interest imputed on warrants and debentures	—	250,881

	$8,099	$638,009

5.	Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a) The Company’s external net revenue

Net revenue by region in which the customer is located

	December 31	December 31
For the three months ended:	2004	2003

Canada	$2,408,871	$1,053,180
United States	2,445,274	3,442,766
United Kingdom and Continental Europe	5,134,489	4,545,758

	$9,988,634	$9,041,704

Net revenue by type of service

	December 31	December 31
For the three months ended:	2004	2003

Marketing	$886,741	$791,211
Consumer and retail branding	9,101,893	8,250,493

	$9,988,634	$9,041,704

(b) The Company’s identifiable assets for each geographic area in which it has operations:

Capital Assets

	December 31	September 30
As at:	2004	2004

Canada	$3,266,324	$3,061,671
United Kingdom and Continental Europe	2,301,215	2,167,561

	$5,567,539	$5,229,232

Goodwill

	December 31	September 30
As at:	2004	2004

Canada	$2,725,296	$2,725,296
United Kingdom and Continental Europe	7,612,694	7,490,805

	$10,337,990	$10,216,101

6.	Share capital

Authorized (after giving effect to the reverse stock split)
40,000,000 common shares without par value

     Issued:

	December 31, 2004		September 30, 2004

	Number		Number
	of shares	Amount	of shares	Amount

Balance, beginning of period before reverse stock split	117,083,000	$117,447,261	31,047,027	$55,988,817

Common shares issued pursuant to:

Conversion of convertible Debentures	—	—	29,266,666	4,841,439

Stock options exercised	—	—	578,337	224,852

Warrants on new debentures	—	—	2,300,000	2,771,719

Public Offering	—	—	55,263,170	55,016,831

Repurchase of shares pursuant to share issuer bid	(3,768,682)	(3,781,041)	(1,372,200)	(1,396,397)

Balance, before reverse split	113,314,318	$113,666,220	117,083,000	$117,447,261

Reverse stock split	(90,651,454)	—	(93,666,400)	—

Balance, end of period	22,662,864	$113,666,220	23,416,600	$117,447,261

As described in Note 10(b), the Company is undertaking a 5 for 1 reverse stock split. As a result, the 113,314,318 common shares that were outstanding at December 31, 2004, are being consolidated into 22,662,864 common shares of the Company.

During the first quarter of fiscal 2005, pursuant to a normal course issuer bid, the Company repurchased and cancelled 3,768,682 common shares. Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float of the shares over the 12 month period commencing August 26, 2004.

7.	Contributed Surplus

During the first quarter of fiscal 2005, pursuant to the normal course issuer bid described in Note 6, the Company repurchased and cancelled 3,768,682 common shares at an average price of $0.63 per common share for total cash consideration of $2,378,402. As the average price paid was less than the average per share value of the outstanding common shares, $1,402,639 was recorded in contributed surplus as a gain on redemption of shares.

8.	Discontinued operations

Effective January 1, 2004, Envoy decided to sell all the shares of its corporate event and corporate travel business, Communique Incentives Inc. (“Communique”), after conducting a review of its ongoing viability, future prospects and cash requirements. This business was sold for a nominal consideration. Prior to its sale, Communique was reported as part of Canadian net revenue in the marketing segment.

Income Statement	December 31	December 31
For the three months ended:	2004	2003

Net revenue	$—	$398,114

Operating expenses	—	389,394
Depreciation	—	2,237
Amortization of intangible asset	—	6,049
Income tax expense	—	—

Earnings from discontinued operations	$—	$434

9.	Stock based compensation

On May 25th, 2004, the company granted 1,875,000 options to senior employees and directors. The options vest over a periods varying from one year to three years, have an expiry date of May 24th, 2009 and an exercise price of $0.80 per share. The value of the options granted has been calculated using the Black-Scholes Option pricing model and the option value will be expensed over the vesting period of the options. In the quarter ended December 31, 2004, an expense of $123,408 reflecting the option amortization for the period has been included in salaries and benefits expense.

10.	Subsequent events

(a)	On November 10, 2004, the Company, through its subsidiary ECG Holdings UK Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (PW), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 is payable in cash on completion. The remaining 35% of the PW shares (Management Shares) will continue to be held by senior management of PW (Management Shareholders), subject to certain options described below.

ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following completion.

The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting.

10.	Subsequent events – Continued

(b)	At a meeting held on August 14, 2003, the Company’s shareholders approved the consolidation of the Company’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, the Company’s board of directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 the Company filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares currently outstanding. The effective date for post consolidation trading of its shares is Thursday February 10, 2005. Updated for repurchases and cancellations in January the number of Envoy common shares outstanding prior to consolidation is 112,539,318 and post consolidation is expected to be approximately 22,507,864. The earnings per share figures presented are after giving effect to the reverse stock split.

Envoy Communications Group Inc.
Management Discussion and Analysis
First quarter of fiscal 2005

The following section of our interim report sets forth Management’s Discussion and Analysis of the financial performance of Envoy Communications Group Inc. (Envoy) for the three months ended December 31, 2004 compared to the three months ended December 31, 2003. The analysis is based on our unaudited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.

OVERVIEW

During fiscal 2004 through two public offerings, Envoy raised gross proceeds of $66.5 million and net proceeds of $60.1 million. During fiscal 2004, Envoy successfully negotiated with its lenders and retired substantially all outstanding loan indebtedness. The balance of the funds will be used for general corporate purposes and potential acquisition and investment opportunities that Envoy determines have potential to create value for its shareholders and that either complements, or provides an opportunity to diversify its current business.

During fiscal 2004 and the first quarter of fiscal 2005, pursuant to a normal course issuer bid, Envoy repurchased and cancelled 5,140,882 common shares for cash consideration of $3,181,328. Under the terms of the normal course issuer bid, Envoy may repurchase and cancel up to 10% of the public float of the common shares over the 12 month period commencing August 26, 2004. Subsequent to the quarter, Envoy has purchased for cancellation an additional 775,000 of its common shares, which is equivalent to 155,000 common shares after giving effect to the share consolidation (reverse stock split) described below.

At a meeting held on August 14, 2003, Envoy’s shareholders approved the consolidation of the common shares on the basis to be determined by Envoy’s board of directors (not to exceed a ratio of 1 for 10). On January 15, 2005, Envoy’s board of directors approved the consolidation of the common shares on the basis of 1 for 5. On January 21, 2005 Envoy filed Articles of Amendment consolidating its common shares on the basis of 1 new common share for every 5 common shares currently outstanding. The number of common shares outstanding prior to consolidation was 112,539,318 and post-consolidation was approximately 22,507,864. Outstanding common shares and earnings per share figures for all periods presented have been adjusted to give effect to the share consolidation. The effective date for the post-consolidation trading of the common shares on the Toronto Stock Exchange and the NASDAQ Stock Market was February 10, 2005.

On November 10, 2004, Envoy, through its subsidiary ECG Holdings (UK) Limited (ECGH), agreed to acquire 65% of the outstanding shares of Parker Williams Design Limited (PW), a London, UK based packaging design and brand specialist company. The purchase price of £1,818,000 is payable in cash on closing. The remaining 35% of the PW shares (Management Shares) will continue to be held by senior management of PW (Management Shareholders), subject to certain options described below. ECGH will have the option to acquire from the Management Shareholders and the Management Shareholders will have the option to require ECGH to purchase from them, at various stages over a period of 4 years following completion, the Management Shares for a purchase price based on the profitability of PW for certain defined periods following closing. The transaction is expected to be completed by February 21, 2005. The acquisition will be accounted for using the purchase method of accounting. PW, whose clients include Sainsbury’s Supermarkets and Coop Norden, is a specialist in the retail area. PW was formed in 1990 by designers Tamara Williams and Tony Parker. With over 25 years design experience in Europe, America and the Far East, PW has revenues of approximately $5.0 million annually. Both companies believe the combined expertise and focus within the retail arena will provide new opportunities across both Europe and North America.

In fiscal 2003, Envoy divested its technology services to remain focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), Envoy’s branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector. Watt’s lengthy history of success and innovation in the retail industry presents it with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies. In the three months ending December 31, 2004, Watt represented 91% of Envoy’s business.

Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.

In December 2004, Envoy announced that it has been selected by Carulla Vivero S.A. to re-define its private label program. Carulla Vivero is the second largest retailer in Colombia, operating a chain of 154 supermarkets, hypermarkets and discount stores throughout the country.The two companies partnered in 2003 to re-position and design Vivero, the retailer’s hypermarket banner, and Watt continues to help roll out the new concept in various locations. In August 2004, Watt and Carulla Vivero broadened their relationship re-designing the latter’s supermarket chain, Carulla. This latest initiative will ensure continuity of the Carulla Vivero brand across all banners: Carulla, Vivero, Frescampo, Surtimax and Merquefacil.

Envoy will continue to focus on its core strength, consumer and retail branding and has made a series of announcements in fiscal 2005 that highlight the significant opportunities Envoy is pursuing.

Net revenue for the three months ended December 31, 2004 was $10.0 million, compared to $9.0 million for the three months ended December 31, 2003, an increase of $1.0 million. Envoy expects net revenue to improve 16% in fiscal 2005 over 2004.

Salaries expense for the three months ended December 31, 2004, was $6.8 million, compared to $5.8 million in the three months ended December 31, 2003, an increase of $1.0 million. Labour to net revenue ratio for the three months ended December 31, 2004 was 68%, compared to 64% in the three months ended December 31, 2003. Envoy expects its labour to net revenue ratio for the full fiscal 2005 to be approximately 70%.

Occupancy costs increased to $0.9 million for the three months ended December 31, 2004, from $0.7 million for the three months ended December 31, 2003, an increase of $0.2 million. Occupancy cost to net revenue ratio was 9.0% for the three months ended December 31, 2004, compared to 7.8% for the three months ended December 31, 2003. Envoy expects its occupancy to net revenue ratio for the full fiscal 2005 to be approximately 8.0%.

As a result of the early repayment in fiscal 2004 of the outstanding debentures and the conversion of the remaining convertible debentures, Envoy was required to expense the unamortized value of the warrants and the conversion value of the convertible debentures. Envoy has no expected future requirement for debt financing and, therefore, there is no expected accreted interest in fiscal 2005.

As a result of the operational changes and financial changes discussed above, Envoy believes the business will continue to show improved earnings and a strengthened balance sheet.

RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED
DECEMBER 31, 2004 WITH THE THREE MONTHS ENDED DECEMBER 31, 2003

Net revenue Our net revenue represents our compensation for services. A portion of our compensation from agency or advertising and marketing services is generated from non-refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as media and production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the three months ended December 31, 2004 was $10.0 million, compared to $9.0 million for the three months ended December 31, 2003, an increase of $1.0 million, or 10.5%.

Net revenue by type of service and by customer location:

	Net Revenue for the three months ended December 31
	(in millions)
By type of service	2004	% of total	2003	% of total
Consumer and retail branding	$9.1	91%	$8.2	91%
Marketing	0.9	9%	0.8	9%

	$10.0	100%	$9.0	100%

By customer location	2004	% of total	2003	% of total
Canada	$2.4	24%	$1.1	12%
United States	2.4	24%	3.4	38%
Europe *	5.2	52%	4.5	50%

	$10.0	100%	$9.0	100%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Net revenue from consumer and retail branding services increased $0.9 million in the three months ended December 31, 2004 compared to the three months ended December 31, 2003 an increase of 10.3%. We expect that net revenue will continue to improve in the second quarter of fiscal 2005.

Net revenue from marketing has increased by $0.1 million for the three months ended December 31, 2004, compared to the three months ended December 31, 2003 an increase of 12.1%.

Net revenue by customer location:

Net revenue from Canada increased $1.3 million, for the three months ended December 31, 2004 compared to the three months ended December 31, 2003, an increase of 128.7%.

Net revenue from the U.S. has decreased ($1.0) million for the three months ended December 31, 2004 compared to the three months ended December 31, 2003, a decrease of 29.0%.

Net revenue from Europe in our consumer retail branding increased $0.7 million for the three months ended December 31, 2004, compared to the three months ended December 31, 2003, an increase of 13.0%. We expect continued growth and improvement from Europe in the second quarter of fiscal 2005.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.

Operating expenses increased by 14.9% to $9.5 million for the three months ended December 31, 2004 from $8.3 million for the three months ended December 31, 2003. Changes in operating expenses are as follow:

Salaries and benefits expenses for the three months ended December 31, 2004 were $6.8 million, compared to $5.8 million for the three months ended December 31, 2003, an increase of $1.0 million or 16.4%. Salaries and benefits continue to be closely monitored to match expected revenues with labour costs. Included in salaries and benefits is stock based compensation for the three months ended December 31, 2004 of $0.1 million, compared to $nil in the three months ending December 31, 2003.

General and administrative expenses for the three months ended December 31, 2004 and the three months ended December 31, 2004 were $1.8 million.

Occupancy costs for the three months ended December 31, 2004 were $0.9 million, compared to $0.7 million for the three months ended December 31, 2003, an increase of 36.0%.

Depreciation expense Depreciation expense for the three months ending December 31, 2004 was $0.6 million, compared to $0.6 million for the three months ended December 31, 2003.

Interest expense and financing costs Interest expense and financing costs for the three months ended December 31, 2004 was $nil, compared to $0.6 million for the three months ended December 31, 2003. During fiscal 2004, all of the outstanding bank indebtedness was repaid from the proceeds of the public offering. Therefore, in fiscal 2005 there will not be any interest expense or finance costs relating to bank indebtedness. In addition, in fiscal 2004 all of the debentures were repaid and, therefore, there will not be any interest relating to debentures in fiscal 2005.

Investment earnings Investment earnings for the three months ended December 31, 2004 was $1.0 million, compared to $nil for the three months ended December 31, 2003. Investment earnings represent the income earned on the cash and marketable securities held in the investment portfolio.

Net earnings (loss) We had net earnings of $0.6 million for the three months ended December 31, 2004, compared to a loss of ($0.5) million for the three months ended December 31, 2003, an increase of $1.1 million.

SUMMARY OF QUARTERLY RESULTS

	Q1 2005		Q4 2004		Q3 2004		Q2 2004

Net revenue	$10.0	million	$10.1	million	$11.1	million	$10.6	million

Net earnings (loss):
From continuing operations	$0.6	million	($0.2	) million	$1.2	million	($3.1	) million
Including discontinued operations	$0.6	million	($0.2	) million	$1.2	million	($3.6	) million

Net earnings (loss) per share
From continuing operations
Basic	$0.03		($0.01)		$0.06		($0.26)
Diluted	$0.03		($0.01)		$0.06		($0.26)
Including discontinued operations
Basic	$0.03		($0.01)		$0.06		($0.30)
Diluted	$0.03		($0.01)		$0.06		($0.30)

	Q1 2004		Q4 2003		Q3 2003		Q2 2003

Net revenue	$9.0	million	$10.3	million	$10.4	million	$8.7	million

Net earnings (loss):
From continuing operations	($0.5	) million	$0.8	million	$1.0	million	$1.3	million
Including discontinued operations	($0.5	) million	$0.8	million	$1.0	million	$1.4	million

Net earnings (loss) per share
From continuing operations
Basic	($0.06)		$0.17		$0.23		$0.30
Diluted	($0.06)		$0.09		$0.16		$0.29
Including discontinued operations
Basic	($0.06)		$0.15		$0.25		$0.35
Diluted	($0.06)		$0.10		$0.15		$0.30

LIQUIDITY AND CAPITAL RESOURCES

Through public offerings in the second and third quarters of fiscal 2004, Envoy raised gross proceeds of $66.5 million, which gave net proceeds of $60.7 million after deducting issue expenses. Part of the net proceeds was used to reduce the outstanding debt, when this could be negotiated on reasonable terms. The balance of the funds is being used for general corporate purposes and to fund future acquisitions and investments as they are identified.

As at December 31, 2004, Envoy had working capital of $45.5 million and a cash balance of $4.5 million, compared to September 30, 2004, when it had a working capital of $47.6 million and a cash balance of $4.6 million. Included in working capital is an investment portfolio of $33.3 at December 31, 2004, $36.3 million at September 30, 2004 invested in marketable securities. The decrease in working capital relates primarily to the repurchase of 3,768,682 shares for cash consideration of $2.4 million pursuant to the normal course issuer bid.

Net cash used in operating activities was ($0.2) million for the three months ended December 31, 2004, compared to $2.2 million provided by operating activities for the three months ended December 31, 2003.

Net cash used in financing activities was ($2.5) million for the three months ended December 31, 2004, compared to ($1.8) million used in financing activities for the three months ended December 31, 2003.

Net cash provided by investing activities was $2.7 million for the three months ended December 31, 2004, compared to net cash used in investing activities of ($0.2) million for the three months ended December 31, 2003.

TRANSACTIONS WITH RELATED PARTIES

There were no material related party transactions during the first quarter of fiscal 2005.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Set out below is a summary of the amounts due and committed under contractual cash obligations at December 31, 2004:

		Due in 1	Due between	Due between	Due after
	Total	year or less	years 2 and 3	years 4 and 5	5 years
Operating leases and other debt	$3,017,980	$973,263	$1,216,158	$737,057	$91,502

Total contractual cash obligations	$3,017,980	$973,263	$1,216,158	$737,057	$91,502

CRITICAL ACCOUNTING ESTIMATES

The significant accounting policies used by Envoy in preparing its consolidated financial statements are described in Note 2 to the September 30, 2004 year end Financial Statements and they should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing these Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepares reconciliation to United States generally accepted accounting principles, which is included in Note 24 to the September 30, 2004 year end Financial Statements.

Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must make appropriate estimates at the time the financial statements are prepared. These estimates are described in the September 30, 2004 year end Financial Statements.

Although all of the policies identified in Note 2 to the September 30, 2004 year end Financial Statements are important in understanding the Financial Statements, the policies discussed in the September 30, 2004 year end Management Discussion and Analysis are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

IMPACT OF RECENTLY ISSUED CANADIAN ACCOUNTING STANDARDS

The recently issued Canadian Accounting Standards has had no impact on the first quarter of fiscal 2005. The impact of the Canadian Accounting Standards was described in Envoy’s September 30, 2004 year end Financial Statements and Management Discussion and Analysis.

RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. The risks and uncertainties that impact Envoy were described in its September 30, 2004 year end Management Discussion and Analysis. There have been no changes to the types of risks and uncertainties in the first quarter of fiscal 2005.

OTHER INFORMATION

On January 21, 2005 Envoy announced that its board of directors had approved the filing of Articles of Amendment to consolidate its common shares on the basis of one new common share for every five common shares currently outstanding. At a meeting held on August 14, 2003, Envoy shareholders approved the consolidation (reverse stock split) of Envoy’s common shares on the basis to be determined by its board of directors (not to exceed a ratio of one for ten).

The share consolidation (reverse stock split) affected all common shares, warrants and stock options of Envoy that were currently outstanding. Any fractional shares resulting from this consolidation (reverse stock split) will be adjusted to the nearest full common share. The effective date for the post-consolidation trading of its common shares was Thursday February 10, 2005. Updated for repurchases and cancellations in January, the number of Envoy common shares outstanding prior to consolidation was 112,539,318 and post-consolidation is expected to be approximately 22,507,864. The earnings per share figures presented are after giving effect to the share consolidation (reverse stock split).

Envoy has until March 28, 2005 to regain compliance with the minimum US$1.00 per share requirement for continued listing under NASDAQ Marketplace Rule 4310(c)(4). Therefore, Envoy’s board of directors made the decision to effect the share consolidation (reverse stock split) immediately in order to allow Envoy sufficient time to comply with Marketplace Rule 4310(c)(4).

At December 31, 2004, there were 113,314,318 common shares of Envoy issued, compared to 117,083,200 issued at September 30, 2004. Giving effect to the share consolidation (reverse stock split) detailed above, the common shares issued at December 31, 2004 and at September 30, 2004 would be approximately 22,662,864 and 23,416,600 respectively.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Forward Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman and Chief Executive Officer	60 Columbia Way, Suite 400 Markham, Canada L3R 0C9

Telephone: (416) 593-1212
Facsimile: (416) 593-4434	Linda Gilbert
Chief Financial Officer

BANKERS
DIRECTORS	John H. Bailey	HSBC Bank Canada
John H. Bailey	Executive Vice President	70 York Street
B.Comm, J.D., LL.M Barrister & Solicitor	and Corporate Secretary	Toronto, Canada M5J 1S9

David Parkes	AUDIT COMMITTEE	LEGAL COUNSEL
President and CEO,	David Parkes (Chair)	Blake, Cassels & Graydon LLP
Freefone Inc.	Hugh Aird	Box 25, Commerce Court West
	David I. Hull	Toronto, Canada M5L 1A9

Geoffrey B. Genovese
President, Chairman and	COMPENSATION COMMITTEE	INVESTOR RELATIONS
Chief Executive Officer	David I. Hull (Chair)	E-mail: info@envoy.to
Envoy Communications Group Inc.	Hugh Aird
	David Parkes	Additional information is
David I. Hull		available on our
President		Web site at www.envoy.to
Hull Life Insurance Agencies Inc.

	NOMINATING AND CORPORATE	STOCK TRADING INFORMATION
GOVERNANCE COMMITTEE
Hugh Aird (Lead Director)	David I. Hull (Chair)	Toronto Stock Exchange: ECG
Director of Business Development	Hugh Aird	NASDAQ Exchange: ECGI
First Associates Inc.	David Parkes

TRANSFER AGENT
Computershare Trust
Company of Canada
100 University Avenue, 9th Floor
Toronto, Canada M5J 2Y1